Report to Shareholders

For the Period Ended June 30, 2005

Q2

Management’s Discussion and Analysis

This Second Quarter Report to Shareholders and Interim MD&A contains certain forward-looking information with respect to IPSCO’s operations and beliefs.  Actual results may differ materially from these forward-looking statements due to numerous factors, risks and uncertainties, including, but not limited to: weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by IPSCO; general economic conditions; and changes in financial markets.  These and other factors are outlined in IPSCO’s regulatory filings with Canadian securities regulators (at www.sedar.com) and the U.S. Securities and Exchange Commission (at www.sec.gov), including those in IPSCO’s Annual Report for 2004, its MD&A, particularly as discussed under the heading “Business Risks and Uncertainties,” its Annual Information Form and its Form 40-F.

This document has been reviewed by the Audit Committee of IPSCO’s Board of Directors and contains information that is current as of July 26, 2005.  Events occurring after that date could render the information contained herein inaccurate or misleading in a material respect.  IPSCO may, but is not obligated to, provide updates to its forward-looking statements, including in subsequent news releases and its interim management’s discussion and analyses filed with regulatory authorities.

Results of Operations

Net income for the second quarter of 2005 was $126 million, or $2.56 per diluted share, approximately double the net income of $66 million, or $1.22 per diluted share, reported for the second quarter of 2004.  Net income was 18% lower than the first quarter 2005 net income of $154 million, or $3.05 per diluted share.

Enhanced second quarter performance versus the comparable period last year resulted primarily from higher margins related to higher average pricing and a stronger mix of energy tubular sales.  Higher second quarter 2005 prices more than offset cut-to-length and large diameter pipe volume declines.

The decline in second quarter net income compared to the prior quarter was due to reductions in steel mill shipments as a result of the previously reported six-day Montpelier outage, increased downward pricing pressure and lower service center orders for steel products.  In addition, the extended spring break-up in Canada and heavier than normal spring rains in Western Canada reduced energy tubular shipments to lower than forecast levels.  In the last few days of the quarter, weather conditions improved and the energy tubular shipping rate increased significantly.

Earnings per share comparisons for the period have been enhanced through reduced dilution effected by the Company’s normal course issuer bid (“Share Repurchase Program”) through the facilities of the Toronto Stock Exchange announced in March 2005, as well as last year’s debt redemption initiatives.  During the quarter ended June 30, 2005, the Company repurchased 2.2 million shares at an average cost of U.S. $47.68 (CDN $59.35) for a total cost of U.S. $105 million.  Year-to-date through June 30, the Company had repurchased 2.5 million shares for a total cost of U.S. $121 million.  In addition, for the second quarter of 2004, the dilutive effect of the Junior Subordinated Notes (retired in November 2004) was 4.6 million shares and the dilutive effect of the Series 1 Preferred Shares (redeemed in May 2004) was 2.9 million shares.

Second quarter 2005 diluted earnings per share increased $0.07 per share due to the Share Repurchase Program.  Second quarter 2004 diluted earnings per share were reduced by $0.08 per share due to the Junior Subordinated Notes and by $0.06 per share due to the Series 1 Preferred Shares.

Second quarter revenue of $667 million was $118 million or 22% higher than the $548 million reported in the second quarter of 2004.  Average pricing of $830 per ton, including raw material surcharges, was up $210 per ton, while tons shipped decreased 9% relative to last year’s second quarter.  Second quarter 2005 sales were down $79 million or 11% from the prior quarter as tons shipped decreased 6% and average prices declined 5%.

Steel mill product revenue of $434 million in the second quarter of 2005 increased 24% over the same quarter in 2004.  Average pricing of $749 per ton increased 33% or $183 per ton inclusive of surcharges.  Revenue increases due to price were partially offset by volume declines of 38,000 tons related to the Montpelier outage and lower shipment levels to service centers.  Compared to the prior quarter, steel mill product revenue declined 11% on a 6% tonnage decline due to the commercial and operational conditions mentioned as well as average price declines of 5% or $37 per ton.

During the second quarter of 2005, market uncertainty over pricing levels resulted in delays in service center inventory replenishment and order patterns exhibiting very short lead times.  However, consumption of steel plate at the end user level has remained strong and our OEM shipment levels have remained stable compared to the prior quarter of 2005.

Tubular product revenue of $232 million increased 17% from the same quarter last year and fell 11% from the previous quarter.  Tubular sales volume declined 16% from second quarter of 2004, as large diameter pipe contracts through the first half of 2005 were substantially less compared to orders received during the same period last year.  In addition, the market for non-energy tubular product weakened significantly compared to the strong market experienced in the first half of 2004.  The decline of year-over-year large diameter pipe and non-energy tubular sales volumes was partially offset by a 32% increase in energy tubular product shipments, particularly in the U.S. markets.

Compared to the previous quarter, tubular sales volumes declined 14,000 tons or 6% due to the spring break-up in Canada and the impact of other unfavorable weather conditions on Canadian energy tubular sales.

Tubular volume is expected to increase significantly in the second half of 2005, as shipments against new large diameter orders are expected to exceed 100,000 tons and as sales of oil country tubular goods (“OCTG”) increase from second quarter levels, driven by better field conditions and high active rig counts supported by currently high energy prices.

Tubular average pricing of $1,039 per ton in the second quarter was $294 per ton higher than the prior year, and down $54 per ton from the prior quarter due to price declines driven by underlying coil prices and weakness in the demand for non-energy tubular products.

The average cost per ton of scrap consumed in the steel mills in the second quarter 2005 was 3% higher than the prior year’s second quarter and decreased 7% from the first quarter of 2005.  Aggregate conversion costs for the three steelworks were 12% higher than the prior year and 7% higher than the prior quarter due to increases in alloys, utility costs, and consumables.

Expenses associated with the six-day Montpelier outage reduced second quarter earnings by $0.02 per diluted share in comparison to the 12-day first quarter Mobile maintenance outage which impacted earnings by $0.18 per share.

Plate and coil tons produced in the second quarter of 2005 were 858,000 tons, 44,000 tons higher than the second quarter of 2004 and up 40,000 tons from the prior quarter.  Production volumes increased over the prior quarter at Mobile and Regina, while Montpelier’s production declined due to the six-day outage.  Mobile’s first quarter 2005 production was low due to its 12-day scheduled outage.

Gross income of $227 million for the second quarter 2005 was $94 million higher than the same period last year and down $37 million from the first quarter of 2005.  Second quarter gross margin of 34% in 2005 improved compared to the gross margin of 24% in the second quarter of 2004 and was down slightly from the 35% gross margin posted in the first quarter of 2005.  The cost of scrap declined throughout the quarter, limiting the margin erosion from the first quarter of 2005.

Quarterly selling, research and administration expenses totaled $16 million, up $1 million over the second quarter of 2004 and down $2 million from last quarter.  The reduction from the prior quarter resulted from lower valuation for stock based compensation units and reduction of bad debt expense.  Selling, research and administration was 2.4% of sales, compared to 2.8% in the second quarter of 2004 and 2.5% in the prior quarter.

Interest expense on long-term debt was $7.5 million, compared to $8.5 million in the first quarter of 2005 and $10.8 million in the second quarter of 2004.  Reduction of debt levels has reduced interest expense compared to prior periods.

IPSCO’s Share Repurchase Program and debt redemptions in the second quarter have increased the Company’s foreign exchange exposure.  The funds utilized for the repurchases of stock and debt, funded in Canada, were sourced from the Company’s U.S. subsidiaries through inter-company advances.  During the quarter, the U.S. dollar/Canadian dollar exchange was quite volatile, however by quarter end, the Company experienced a modest pretax gain of $0.8 million.  Foreign exchange gains for the second quarter of 2004 and first quarter of 2005 were both $0.4 million.

The effective tax rate of 36% was down from the 38% rate recorded in the second quarter of 2004 and unchanged from the previous quarter.

Year-to-date sales totaled $1.4 billion, an increase of 37% over the first six months of 2004.  Gross margin of 35% in the first six months of 2005 improved from 21% during the same time period of 2004.  Steel mill product sales of $921 million increased $302 million from a year earlier.  Steel mill average pricing increased $262 per ton, while tons shipped declined 24,000 or 2%.  Tubular product sales increased $80 million from the first half of 2004.  Tubular average selling prices increased $379 per ton while shipments declined 138,000 tons or 23%.

Year-to-date selling, research and administration expenses totaled $34 million representing 2.4% of sales this year, as compared to $31 million and 3.0% in 2004.

Year-to-date interest expense was $16 million, down from $22 million for the comparable period last year as a result of the debt redemptions previously mentioned.

Net income was $281 million, $5.62 per diluted share, for the first six months of 2005.  This compares to net income of $98 million, $1.78 per diluted share, in 2004.  Common shares and equivalents used in the calculation of diluted earnings per share were 50.0 million and 57.8 million for the six months ended June 30, 2005 and 2004, respectively.

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recent quarters.

(Thousands of US dollars, except per ton and per share amounts)

Quarter ended	Sales	Net income (loss)	Earnings (loss) per share – basic	Earnings (loss) per share – diluted	Operating income per ton	Annualized return on common shareholders’ equity
June 30 2005	$666,712	$126,402	$2.59	$2.56	$263	33%
March 31 2005	745,997	154,328	3.10	3.05	288	42%
December 31 2004	779,629	188,700	3.85	3.71	299	59%
September 30 2004	641,863	144,477	2.99	2.76	241	53%
June 30 2004	548,275	66,386	1.38	1.22	134	27%
March 31 2004	482,908	31,329	0.65	0.57	69	13%
December 31 2003	381,513	9,727	0.20	0.20	18	0%
September 30 2003	334,974	(1,673)	(0.04)	(0.04)	(14)	(1%)

The following table summarizes tons shipped for the three and six months ended June 30, 2005 and June 30, 2004, and for the three months ended March 31, 2005.

(Thousands of tons shipped)

	For the Three Months Ended			For the Six Months Ended
	June 30 2005	June 30 2004	March 31 2005	June 30 2005	June 30 2004
Discrete Plate and Coil	461.6	458.8	493.0	954.6	906.8
Cut-to-length	118.3	158.8	125.1	243.4	315.0
Total Steel Mill Products	579.9	617.6	618.1	1,198.0	1,221.8
Energy Tubulars	155.6	117.7	184.0	339.6	331.1
Large Diameter Tubulars	12.7	71.9	3.2	15.9	110.0
Non-Energy Tubulars	55.3	77.0	50.5	105.8	158.4
Total Tubular Products	223.6	266.6	237.7	461.3	599.5
Total Shipments	803.5	884.2	855.8	1,659.3	1,821.3

Financial Position and Liquidity

Cash at June 30, 2005 was $424 million, $58 million lower than cash at March 31, 2005.  Cash generated from operations, before changes in working capital, totaled $161 million, $43 million greater than cash generated from operations in the second quarter of 2004, and $54 million less than the first quarter of 2005.

Significant uses of cash during the second quarter included $105 million for the Share Repurchase Program and $123 million for the retirement of debt.  In addition, the Company used $5.5 million for dividends reflecting the increase in the quarterly dividend to CDN $0.14 per share announced in April 2005 and generated $5.5 million in cash from the exercise of options.

Investments in capital assets were $8.9 million in the quarter, up $4.3 million over the second quarter 2004 level.  This spending level is consistent with projected capital spending; as announced projects ramp up, spending will increase through the remainder of the year.  2005 capital expenditures are expected to total about $100 million.

In March 2005, the Company announced the Share Repurchase Program to buyback approximately 4.2 million common shares.  The shares are being purchased on the open market at the market price at the time of purchase and are immediately cancelled upon settlement.  During the quarter ended June 30, 2005, the Company repurchased 2,199,400 shares at an average cost of U.S. $47.69 (CDN $59.36), for a total of U.S. $105 million.  Year-to-date through June 30, the Company had repurchased 2,493,400 shares for a total of U.S. $121 million.

During the quarter, the Company redeemed all $71 million of its 7.32% Series B Senior Notes and purchased for cancellation on the open market, $41 million of the 8.75% Unsecured Notes due June 1, 2013 and CDN $2 million of the 7.80% Canadian Debentures due December 1, 2006.  The redemptions resulted in a loss related to the early extinguishment of debt of $10 million decreasing diluted earnings per share by $0.13.

Consolidated debt, including short-term, long-term and off-balance sheet debt, of $425 million was 21% of total capitalization at June 30, 2005, down from 26% at March 31, 2005, and down from 28% at December 31, 2004.  As of June 30, 2005, IPSCO has net debt outstanding of $0.5 million.

Funds provided from operations, existing credit facilities and cash on hand are expected to be adequate to meet capital expenditures and working capital requirements for existing operations.

The following table reconciles cash derived from (applied to) operating activities to EBITDA under Canadian and U.S. GAAP.

	For the Three Months Ended			For the Six Months Ended
	June 30 2005	June 30 2004	March 31 2005	June 30 2005	June 30 2004
Cash derived from (applied to) operating activities	$181,598	$ 77,610	$146,855	$ 328,453	$110,567
Changes in working capital	(20,424)	40,152	67,985	47,561	70,299
Current income tax expense	66,521	8,895	47,437	113,958	17,502
Interest expense, net	4,256	10,359	5,756	10,012	21,135
Other	(10,530)	1,335	(1,920)	(12,450)	7
EBITDA (Canadian GAAP)	221,421	138,351	266,113	487,534	219,510
US GAAP adjustments relating to:
Sale and leaseback	3,471	3,471	3,471	6,942	6,942
Natural gas hedge	-	112	-	-	(215)
EBITDA (US GAAP)	$224,892	$141,934	$269,584	$494,476	$226,237

EBITDA is defined as earnings before interest expense, income taxes and amortization.  EBITDA does not represent, and should not be considered as an alternative to net income or cash flows from operating activities, each as determined in accordance with GAAP.  Moreover, EBITDA does not necessarily indicate whether cash flow activities will be sufficient for items such as working capital or debt service or to react to industry changes or changes in the economy in general.  We believe that EBITDA and ratios based on EBITDA are measures commonly used to evaluate a company’s performance and its performance relative to its financial obligations.  Because our method of calculating EBITDA may differ from other companies’ methods, the EBITDA measures presented by us may not be comparable to similarly titled measures reported by other companies.  Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; the GAAP financial statement amounts; actual cash flows and results of operations; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of our EBITDA data to similarly titled measures reported by other companies.

Outlook

The Company believes that end user demand for steel mill products will remain strong throughout the year.  While surcharge related pricing declines will be largely offset by scrap cost declines, there will be timing differences between revenue changes and the cost of scrap consumed.  In addition, some decline in steel prices is expected due to both market pressures from buyers and also due to the influence of hot-rolled coil price declines, particularly on IPSCO’s coil, cut-to-length plate, and HSS and standard pipe product sales.

IPSCO’s North American OCTG shipments in general, and small diameter line pipe shipments, in Canada, are expected to be at a record level through the balance of 2005.  In addition, the market for large diameter pipe has improved considerably and IPSCO has obtained significant orders for the balance of 2005 with production that commenced in June.

Required maintenance programs at both U.S. steelworks will be undertaken in the third quarter.  A precautionary outage for Hurricane Dennis at the Mobile facility was extended to seven days to allow reheat furnace preventive maintenance.  In addition, a planned 17-day maintenance project for the Montpelier reheat furnace, has been advanced into September.  While these two outages will reduce steel rolling capacity in the U.S. by about 13%, the outages are planned to ensure sufficient coil inventory levels to supply strong energy tubular and large diameter pipe production needs and to limit the commercial impact on our plate product line.  It is anticipated that with these maintenance efforts complete, the Company will be well positioned in the fourth quarter to participate in both a plate market expected to be more stable and a robust energy tubular market.

Foreign exchange fluctuations and their impact on inter-company obligations raised by debt retirement and the Share Repurchase Program may or may not impact third quarter net income and earnings per share.

We expect increased large diameter pipe shipments, increased energy tubular shipments, and the flow through of second quarter scrap purchase price reductions to help offset price declines on our steel mill products and the steel product volume reductions related to the third quarter’s planned maintenance. With the combination of these factors we expect third quarter earnings to be in the range of $2.35 to $2.55 per diluted share.

David Sutherland

President and Chief Executive Officer

July 26, 2005

Corporate Information

For information concerning share ownership or dividends, please contact our registrar and transfer agent:

In Canada

Computershare Trust Company of Canada

1-800-663-9097

In the United States

Computershare Trust Company Inc.

1-800-663-9097

To get further information, please contact:

Kelly Brossart

Corporate Communications Officer

P.O. Box 1670, Armour Road

Regina, Saskatchewan    S4P 3C7

1-800-667-1616

kbrossart@ipsco.com

or visit our website – www.ipsco.com